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[LOGO] Deloitte
                                                Deloitte & Touche LLP
                                                5140 Yonge Street
                                                Suite 1700
                                                Toronto ON M2N 6L7
                                                Canada

                                                www.deloitte.ca


November 22, 2005


Alberta Securities Commission
British Columbia Securities Commission
Saskatchewan Securities Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorite des marches financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Department of Government Services - Newfoundland and Labrador

Dear Sirs/Mesdames:

KINROSS GOLD CORPORATION (THE "COMPANY")

We are providing this letter as requested by the Company pursuant to Section 4.11, paragraph (5)(a)(ii)(B) of National Instrument 51-102. We refer to the Notice of Change of Auditors dated November 15, 2005 prepared by the Company and delivered to us (the "Notice"). We have reviewed the Notice, and agree with the statements contained in the Notice, subject to the following:

        (a) We have no basis to agree or disagree with the statements set out in paragraphs 3 and 4 of the Notice.

        (b) We agree with the statements set out in paragraph 7 of the Notice to the extent they relate to Deloitte, beyond which we have no basis to agree or disagree.

We are providing this letter based on our knowledge as at the date of this letter.

Yours very truly,

/s/ Deloitte & Touche LLP

Deloitte & Touche LLP